Issuer Free Writing Prospectus Filed pursuant to Rule 433 June 26, 2015 Registration Statement No. 333-203433 FIXED INCOME AND CURRENCIES

Fixed Income Structured Notes

An overview of customized fixed income solutions

What are Fixed Income  Structured Notes?
Fixed Income Notes are a type of fixed income investment for investors looking to enhance yield, express a particular view on interest rates or hedge existing investment portfolios. These products are constructed by taking a traditional fixed income security and then replacing the typical coupon with customized cash flows.

What are the features of Fixed Income Structured Notes?
Repayment of Principal at Maturity Subject to the Credit Risk of the Issuer
100% of the initial investment is returned to the investor at maturity or upon early redemption by the Issuer. Notes issued by Royal Bank of Canada (RBC) are senior unsecured liabilities of the bank which rank equally with other senior debt of the bank. Credit diversification is possible by using other highly rated issuers.

Enhanced Returns
In exchange for expressing a particular view on interest rates or owning a note with an uncertain maturity date, investors can potentially earn above market returns relative to more traditional fixed income investments.

Diversification
The addition of certain note structures that have a low correlation with traditional fixed income investments can increase diversification or allow investors to hedge existing positions in an investment portfolio.

Customization
Notes can be tailored to express a view on a particular term, index, or shape of the yield curve. This customization allows investors to either take an outright view for yield enhancement or provide a way to hedge existing interest rate exposure.

Liquidity
Although the notes are intended as buy and hold investments, investors have the ability to sell their notes prior to maturity at prevailing market prices. In most cases, the notes can be purchased or sold in minimum increments of $1,000.
What are the main types of Fixed Income Structured Notes?
Callable Fixed Rate and Step-Up Notes
Fixed Rate Notes have “fixed” interest rates for their entire term. Step-Up Notes have a “fixed” interest rate for a specified period which increases at predetermined dates in the future. These notes come with a “call” option which allows the issuer to redeem the security prior to its maturity. In return, the investor is compensated with higher coupons versus non-callable notes of similar credit quality.

Floating Rate Notes
Floating Rates Notes offer coupons that are tied to a benchmark such as LIBOR, Consumer Price Index, or Constant Maturity Swaps. These notes are typically more popular when reference rates are expected to increase.

Range Accrual Notes
Range Accrual Notes have coupons that are linked to the performance of a reference rate such as the LIBOR, CMS, or RMS. Investors will benefit if the reference rate is within a pre- determined range during the entire term.

Curve Steepener Notes
Curve Steepener Notes have coupons that are linked to the shape of the yield curve. Curve Steepener Note investors are taking the view that the difference between the High Side Reference Rate and the Low Side Reference Rate will widen.

Why RBC for Fixed Income Notes Investments?
■	Over the past 3 years, RBC has developed a Top 10 global platform in Interest Rate Structured Notes.
■	We offer full product capabilities, leading technology, and a highly experienced trading team.
■	Expertise in USD, CAD, GBP & EUR note structuring.

Please contact your RBC representative to learn more about RBC Fixed Income Structured Notes.

RBC CAPITAL MARKETS	FIXED INCOME STRUCTURED NOTES

RBC Capital Markets
RBC Capital Markets is a premier investment bank that provides a focused set of products and services to corporations, institutional investors and governments around the world. With more than 7,000 professionals, we operate out of 70 offices in 15 countries across North America, the U.K., Europe, and the Asia-Pacific region.

We work with clients in over 100 countries around the globe to deliver the expertise and execution required to raise capital, access markets, mitigate risk and acquire or dispose of assets. According to Bloomberg and Dealogic, we are consistently ranked among the largest global investment banks.
Royal Bank of Canada
RBC Capital Markets is part of a leading provider of financial services, Royal Bank of Canada (RBC). Operating since 1869, RBC is one of the top 15 largest banks in the world and the fifth largest in North America, as measured by market capitalisation. With a strong capital base and consistent financial performance, RBC is among a small group of highly rated global banks.

Total Revenue	C$8.8 billion
Net Income	C$2.5 billion
Market Capitalization	US$92.9 billion1
Credit Rating	Aa3 (Moody’s) AA- (S&P)2
Clients	16 million
Countries	41
Employees	78,000
* As of April 30, 2015.

rbccm.com

1. Source: Bloomberg, as of May 28, 2015.  2. Based on senior debt ratings. This communication is for informational purposes only. It is not intended as an offer or solicitation for the purchase or sale of any financial instrument, investment product or service. The informationcontained herein, has been compiled from sources believed to be reliable, but no representation or warranty, express or implied, is made by RBC Capital Markets or any of its businesses or representatives, as to its accuracy, completeness or correctness. To the full extent permitted by law, neither RBC Capital Markets nor any of its businesses or representatives, accepts any liability whatsoever arising from the use of this communication. RBC Capital Markets is a registered trademark of Royal Bank of Canada. RBC Capital Markets is the global brand name for the capital markets business of Royal Bank of Canada and its affiliates, including RBC Capital Markets, LLC (member FINRA, NYSE, and SIPC); RBC Dominion Securities, Inc. (member IIROC and CIPF), RBC Europe Limited (authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority), Royal Bank of Canada – Sydney Branch (ABN 86 076 940 880) and RBC Capital Markets (Hong Kong) Limited (regulated by SFC). ® Registered trademark of Royal Bank of Canada. Used under license. © Copyright 2014. All rights reserved. Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for any offering to which this document relates. Before you invest, you should read those documents and the other documents relating to the offering that we have filed with the SEC for more complete information about us and the offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in the offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.
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